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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 _____________________________________________

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                 _____________________________________________

                               SYNTEX CORPORATION
                           (NAME OF SUBJECT COMPANY)
                 _____________________________________________

                               SYNTEX CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                 _____________________________________________

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                 _____________________________________________

                                   871616 10
                     (CUSIP Number of Class of Securities)
                 _____________________________________________

                            NEIL W. FLANZRAICH, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              3401 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 855-5050

                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)
                 _____________________________________________

                                WITH A COPY TO:

      BRIAN J. MCCARTHY, ESQ.                 HARVEY J. GOLDSCHMID, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM          HOLTZMANN, WISE & SHEPARD
       300 SOUTH GRAND AVENUE                1271 AVENUE OF THE AMERICAS
    LOS ANGELES, CALIFORNIA 90071              NEW YORK, NEW YORK 10020
           (213) 687-5000                           (212) 554-8000

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         This Amendment No.1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") dated May 6, 1994 filed by Syntex Corporation, a Panama corporation (the "Company"), in connection with the tender offer by Roche Capital Corporation, a Panama corporation (the "Bidder") and a wholly owned subsidiary of Sapac Corporation Limited, a non-resident Canadian corporation, which, in turn, is a wholly owned subsidiary of Roche Holding Ltd, a Switzerland corporation, to purchase all outstanding shares of Common Stock, $1.00 par value (the "Shares"), of the Company at $24.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1, dated May 6, 1994, filed by the Bidder. Capitalized terms not separately defined herein shall have the meaning specified in the Statement.

ITEM 3.  IDENTITY AND BACKGROUND

         (b) The disclosure in the Statement regarding certain material contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates is hereby amended and supplemented as follows:

         Stock Options. On May 26, 1994, the Board of Directors of the Company (the "Board") adopted resolutions amending, and took certain other actions with respect to, the Company's 1984 Stock Option and Stock Appreciation Rights Plan, 1991 Stock Option Plan for Non-Employee Directors, and Call-to-Action Incentive Plan to permit those executive officers and directors of the Company who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to exercise their stock options with a non-interest bearing, full recourse note on the date immediately prior to the Effective Time of the Merger. The notes will become due and payable in full at the Effective Time. The Board took such action in order to facilitate the disposition of securities held by such officers and directors in full compliance with the requirements of
Section 16 of the Exchange Act. The net consideration payable to such directors and officers with respect to their outstanding options will not be increased as a result of permitting them to exercise their options in this manner.

         Call-to-Action Incentive Plan. On May 25, 1994, the Compensation and Benefits Committee of the Board assigned a rating with respect to the Company's performance against predetermined goals for the third fiscal quarter pursuant to and under the terms of the Call-to-Action Incentive Plan. As a result of this determination, the Company believes that deferred cash incentive awards in the aggregate amount of approximately $1,701,250 will be payable pursuant to the Call-to-Action Incentive Plan to the executive officers if a change of control (as defined in such plan) takes place prior to June 29, 1994.

         ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

        Certain Relationships with the Company. On May 26, 1994, the Board approved the payment of additional compensation to the original members of the Special Committee as follows: $200,000 to the Chairman of the Special Committee and $75,000 each to the other original members of the Special Committee. The members of the Special Committee who were added after February 22, 1994 did not receive any additional compensation.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1994

                                          SYNTEX CORPORATION

                                          By /s/     NEIL W. FLANZRAICH
                                             ---------------------------------
                                                     Neil W. Flanzraich
                                                 Senior Vice President and
                                                       General Counsel





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